                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------


                               CRAWFORD & COMPANY
                               ------------------
                                (Name of Issuer)

                 Class B Common Stock, Par Value $0.01 Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    224633206
                                    ---------
                                 (CUSIP Number)

                         Crawford Management Company, LLC
                                  55 Park Place
                             Atlanta, Georgia 30302
                             ----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                                 David I. Bokman
                                 King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia  30303

                                December 2, 1996
                                ----------------
                          (Date of Event Which Requires
                            Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: /X/

Check the following box if a fee is being paid with the Statement. / X / (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)













                         (Continued on following pages)

                               Page 2 of 12 Pages

SCHEDULE 13D                          FORMS                                 7060

CUSIP No. 224633206                    13D


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON

          Crawford Management Company, LLC

   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  /X/

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Georgia
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER             -0-

     SHARES
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER           9,093,522 (1)

    OWNED BY
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER        -0-

   REPORTING
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER      9,093,522 (1)


--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,093,522
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.6% (2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------


---------------

(1) Solely in its capacity as one of the two general partners of Crawford Partner, L.P.

(2)  Assumes a total of 17,281,505 shares outstanding.

                         (Continued on following pages)

                               Page 3 of 12 Pages

SCHEDULE 13D                          FORMS                                 7060

CUSIP No. 224633206                    13D


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON

     Crawford Partners, L.P.

   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  /X/

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Georgia
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER             9,093,522 (1)

     SHARES
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER           -0-

    OWNED BY
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER        9,093,522 (1)

   REPORTING
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER      -0-


--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,093,522
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.6% (2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------


---------------

(1) Power is exercised through its general partners, Crawford Management Company, LLC and Jesse Carroll Crawford.

(2)  Assumes a total of 17,281,505 shares outstanding.

                         (Continued on following pages)

                               Page 4 of 12 Pages

SCHEDULE 13D                          FORMS                                 7060

CUSIP No. 224633206                    13D


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON

          SunTrust Bank, Atlanta, as Trustee under Item II of the Last Will and Testament of James H. Crawford

   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  /X/

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Georgia
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER             -0-

     SHARES
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER           9,093,522 (1)

    OWNED BY
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER        -0-

   REPORTING
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER      9,093,522 (1)


--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,093,522
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.6% (2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------


---------------

(1) In its capacity as a member of Crawford Management Company, LLC, a general partner of Crawford Partners, L.P.

(2)  Assumes a total of 17,281,505 shares outstanding.

                         (Continued on following pages)

                               Page 5 of 12 Pages

SCHEDULE 13D                          FORMS                                 7060

CUSIP No. 224633206                    13D


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON

          Jesse Carroll

   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  ###-##-####
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  /X/

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Georgia
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER             -0-

     SHARES
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER           9,093,522 (1)

    OWNED BY
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER        -0-

   REPORTING
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER      9,093,522 (1)


--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,093,522
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.6% (2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


---------------

(1) In his capacity both as one of the two general partners of Crawford Partners, L.P. and as a member of Crawford Management Company, LLC, the other general partner of Crawford Partners, L.P.

(2)  Assumes a total of 17,281,505 shares outstanding.

                         (Continued on following pages)

                               Page 6 of 12 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 1.   SECURITY AND ISSUER

     The class of equity securities to which this Statement on Schedule 13D relates is the Class B common stock, par value $1.00 per share (the"Common Stock"), of Crawford & Company (the "Issuer"), a Georgia corporation, with its principal executive offices located at 5620 Glenridge Dr., N.E., Atlanta, Georgia 30342.

Item 2.   IDENTITY AND BACKGROUND

     (a) Pursuant to Rules 13d(1)(f)(1) and (2) of Regulations D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D on behalf of Crawford Partners, L.P. ("Crawford Partners"), Crawford Management Company, LLC ("Crawford Management"), SunTrust Bank, Atlanta, as Trustee under Item II of the Last Will and Testament of James H. Crawford ("Marital Trust") and Jesse Carroll Crawford ("JCC"). Crawford Partners, Crawford Management, Marital Trust and JCC are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     Crawford Partners

          Crawford Partners is a Georgia limited partnership, the principal business of which is investment. Crawford Partners' principal business address, which also serves as its principal office, is 55 Park Place, Atlanta, Georgia 30302. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Crawford Management, VCC and JCC, the general partners of Crawford Partners is set forth below.

     Crawford Management

     Crawford Management is a Georgia limited liability company, the principal business of which is serving as a general partner of Crawford Partners. Crawford Management's principal business address, which also serves as its principal office, is 55 Park Place, Atlanta, Georgia 30302.

     Marital Trust


                         (Continued on following pages)

                               Page 7 of 12 Pages

     SunTrust Bank, Atlanta is the Trustee of Marital Trust, which was organized for the benefit of Virginia C. Crawford. Mrs. Crawford has the power to direct distribution of income from the Marital Trust, including dividends and the proceeds from sale of securities. SunTrust Bank, Atlanta's principal business address and principal office address is 55 Park Place, Atlanta, Georgia 30302 and it provides banking services.

     Virginia C. Crawford's business address is 5620 Glenridge Dr., N.E., Atlanta, Georgia 30342 and her present principal occupation or employment at such address is serving as Vice President and Director of Crawford & Company.

     Crawford & Company provides claims services, risk management services, disability management, risk control services and risk management information services to insurance companies, self-insured corporations and governmental entities. The principal business address of Crawford & Company, which also serves as its principal office, is 5620 Glenridge Dr., N.E., Atlanta, Georgia 30342.

     JCC

     Jesse C. Crawford's business address is 5620 Glenridge Dr., N.E., Atlanta, Georgia 30342. and his present principal occupation or employment is President of Crawford Communications, Inc.

     Crawford Communications, Inc. is a full-service provider of teleproduction services including audio/video production and post production, multimedia title design, satellite services, animation, and special effects. The principal business address of Crawford Communications, Inc., which also serves as its principal office, is 535 Plasamour Drive, Atlanta, Georgia 30324.

     (d)-(e)

     None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                         (Continued on following pages)

                               Page 8 of 12 Pages

     None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:



REPORTING PERSON              SOURCE OF FUNDS          AMOUNT OF FUNDS

Crawford Partners             Not Applicable           Not Applicable

Crawford Management           Not Applicable           Not Applicable

Marital Trust                 Not Applicable           Not Applicable

JCC                           Not Applicable           Not Applicable

Item 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons acquired and continue to hold the Common Stock reported herein for investment purposes. The Reporting Persons have no plans or proposals relating to any matters specified in paragraphs (a) through (j) of
Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Crawford Partners may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 ("Rule 13d-3") under the Act) of 9,093,522 shares of Common Stock, which constitutes 52.6% of the outstanding shares of the Common Stock.

          Crawford Management may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Act) of 9,093,522 shares of Common Stock, which constitutes 52.6% of the outstanding shares of the Common Stock.

          Marital Trust may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Act) of 9,093,522 shares of Common Stock, which constitutes 52.6% of the outstanding shares of the Common Stock.


                         (Continued on following pages)

                               Page 9 of 12 Pages

          JCC may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Act) of 9,093,522 shares of Common Stock, which constitutes 52.6% of the outstanding shares of the Common Stock.

     (b) Crawford Partners will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 9,093,522 shares of Common Stock.

          Crawford Management will have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 9,093,522 shares of Common Stock.

          Marital Trust will have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 9,093,522 shares of Common Stock.

          JCC will have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 9,093,522 shares of Common Stock.

     (c) Except as described in this Item 5(c), no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past 60 days. The Common Stock subject to this Schedule 13D was transferred to Crawford Partners and Crawford Management by JCC, the Marital Trust and SunTrust Bank, Atlanta, as trustee under two trusts for the benefit of Jessee Carroll Crawford and Jesse Carroll Crawford, Jr. on December 2, 1996. The purpose of the transfer was to consolidate the Crawford's family ownership of the stock of Crawford & Company. The Common Stock was transferred in exchange for interests in Crawford Management or either general or limited partnership interests in Crawford Partners, as applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In addition to the shares of Common Stock reported herein, the Reporting Persons beneficially own shares of the Issuer's non-voting Class A Common Stock.

          Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Common Stock owned by the Reporting Persons

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 --  Agreement to file Schedule 13D jointly pursuant to Rule
                      13d-1(f)(iii).


                         (Continued on following pages)

                               Page 10 of 12 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 1996

                         CRAWFORD MANAGEMENT COMPANY, LLC

                              By:  SunTrust Bank, Atlanta, as Trustee under
                                   Item II of the Last Will and Testament of
                                   James H. Crawford


                              By:  /S/
                                   ----------------------------------------
                                   Dameron Black, III, First Vice President


                         (Continued on following pages)

                               Page 11 of 12 Pages

                                  EXHIBIT INDEX


     Exhibit        Description
     -------        -----------

     99.1 Agreement to file Schedule 13D jointly pursuant to Rule 13d-1(f)(1)(iii), filed herewith



                         (Continued on following pages)

                               Page 12 of 12 Pages